Exhibit 23.7

Consent of Director Nominee

I hereby consent to the use of my name, disclosure regarding my agreement to join the Board of Directors of Berkshire Hills Bancorp, Inc. (“Berkshire Hills”) upon the consummation of the merger of Factory Point Bancorp, Inc. with Berkshire Hills, and the disclosure of my biographical information included under the heading “MANAGEMENT AND OPERATIONS AFTER THE MERGER — Board of Directors” and elsewhere in the Berkshire Hills Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission on or about June 26, 2007, and in all amendments or supplements thereto.

/s/ Susan M. Hill
Susan M. Hill
Dated: June 22, 2007